Contact

www.linkedin.com/in/rob-quimby-7a29835 (LinkedIn)

Top Skills

Artificial Intelligence
JavaScript
Python

Rob Quimby

Head of Product
Arlington, Massachusetts, United States

Summary

Product leader with 8+ years of experience leading agile, cross-functional teams of up to 40 creating B2B and B2C products and infrastructure for millions of users from ideation through sunset, including prototyping, user testing, launches, and ongoing data-driven optimization.

Experience

Bond

6 years 6 months

Head of Product
January 2022 - Present (2 years 6 months)

As Head of Product at Bond, I oversee the product management, product design, and data teams.

Vice President of Product Management
December 2020 - January 2022 (1 year 2 months)

Director of Product Management
June 2019 - December 2020 (1 year 7 months)

Senior Product Manager
January 2018 - June 2019 (1 year 6 months)

Disruptor Beam Inc.

1 year 11 months

Lead product manager + Game Product Owner
June 2017 - October 2017 (5 months)
Framingham, MA

As Product Owner and Product Manager for The Walking Dead: March to War, I led a cross-functional team of over 40 people in the creation, launch, and maintenance of a major mobile game for iOS and Android. I combined company strategy, market research, quantitative metrics, and qualitative feedback and user research to define a vision for the product, then worked

with our design and production teams to turn that vision into a roadmap and backlog which fed our sprint planning.

I also modeled future performance of the game based on both observed and industry-standard metrics, then used those models to identify the highest-leverage KPIs across our entire funnel to monitor and target for improvement. Those metrics then fed an experiment backlog of AB tests that I worked with the team to prioritize, execute, analyze, and incorporate.

Lead Product Manager + Platform Product Owner
December 2015 - June 2017 (1 year 7 months)
Framingham, MA

As the lead product manager at Disruptor Beam, I worked with our data science team to enable and encourage data-driven decision making across the company, including but not limited to projections and modeling of future performance, measuring the impact of product changes on key metrics, and creating actionable learnings via A/B testing.

I also served as product owner for the company's platform engineering team, which is responsible for building reliable, scalable technologies capable of supporting and improving our existing and upcoming games. The platform team manages core technologies including authentication, commerce, social, and data systems that back all of our products.

On the more consumer-facing side, I served as product owner for Game of Thrones Ascent, driving the vision and metrics for the mobile and web versions of the game and managing a cross-functional team to make that vision reality.

Tapjoy
Senior Product Manager for Publisher Solutions
December 2014 - December 2015 (1 year 1 month)

As PM for publisher solutions, my job is to increase publisher adoption and use of Tapjoy's technologies. I work with multiple agile tech teams to ensure that everything from our SDK integration to our user-facing dashboards offers publishers the most powerful monetization tools combined with the most usable experiences in the industry, all while monitoring our metrics to validate that we're heading in the right direction both tactically and strategically.

Pocket Gems
Product Manager
October 2011 - December 2014 (3 years 3 months)

As a PM at Pocket Gems, I was involved in all aspects of mobile game development and management, including feature and user experience design, agile project management of designers, artists and developers, and analysis of large-scale data sets to extract trends and optimize products and parameters.

MITRE Corporation
Senior Artificial Intelligence Engineer
May 2007 - October 2011 (4 years 6 months)
Bedford, MA

As a senior artificial intelligence engineer, I developed, proposed, managed and implemented artificial intelligence and natural language processing oriented research projects, both for internal and external customers.

Franklin W. Olin College of Engineering
Student
2003 - 2007 (4 years)

IBM
Research Intern
June 2006 - August 2006 (3 months)

I worked as a summer intern at the IBM China Research Lab in Beijing, China, focusing on evaluating and developing open-source Javascript toolkits.

Education

Franklin W. Olin College of Engineering
Bachelor of Science, Electrical and Computer Engineering · (2003 - 2007)